Exhibit 99.57

EXECUTION VERSION

AGENCY AGREEMENT

May 21, 2020

CI Financial Corp.

2 Queen Street East, 20th Floor

Toronto, ON

M5C 3G7

Attention:	Kurt MacAlpine, Chief Executive Officer

Dear Sirs/Mesdames:

National Bank Financial Inc. and CIBC World Markets Inc. (collectively, the “Lead Agents”), TD Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., Casgrain & Company Limited, INFOR Financial Inc. and Manulife Securities Incorporated (collectively with the Lead Agents, the “Agents”, and each individually an “Agent”) understand that CI Financial Corp. (the “Corporation”) proposes to issue and sell up to $450,000,000 aggregate principal amount of 3.759% debentures due 2025 (the “Debentures”) of the Corporation. Upon and subject to the terms and conditions contained in this Agreement, the Corporation hereby appoints the Agents, acting severally, as its exclusive agents to solicit offers to purchase Debentures. The Agents hereby severally accept their appointment to act as the Corporation’s exclusive agents in the solicitation of offers to purchase Debentures, and each Agent agrees to use its reasonable best efforts to attempt to sell the Debentures in accordance with the terms and conditions of this Agreement.

We understand that the Corporation has prepared and filed with the Ontario Securities Commission (the “Reviewing Authority”) and the other Securities Commissions in accordance with National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”, and, collectively with NI 44-101, the “Shelf Procedures”), a (final) unallocated short form base shelf prospectus dated December 17, 2019 relating to the offering of up to $2,000,000,000 aggregate initial offering price of unsecured debt securities, subscription receipts, preference shares and common shares of the Corporation (in the English and French languages, as applicable, the “Base Prospectus”) and has obtained from the Reviewing Authority a Decision Document for the Base Prospectus for and on behalf of itself and each of the other Securities Commissions pursuant to National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (“NP 11-202”).

The Agents will solicit offers in each of the provinces of Canada (collectively, the “Qualifying Jurisdictions”). Offers to purchase the Debentures solicited by any Agent will be subject to acceptance by the Corporation and to the requirements of applicable Securities Laws or other applicable Laws. The Corporation will have the sole right to accept offers to purchase Debentures and reserves the right to withdraw, cancel or modify the offer made pursuant to the Prospectus Supplement and may, in its absolute discretion, reject any proposed purchase of Debentures, in whole or in part. For greater certainty, the Agents are under no obligation to purchase any Debentures.

In consideration of the Agents’ services, the Corporation hereby agrees to pay or cause to be paid to the Agents at the Time of Closing, an aggregate fee equal to 0.35% of the aggregate principal amount of the Debentures (the “Agency Fee”).

1.                      Interpretation

(a)      In this Agreement, the following terms shall have the following meanings:

“affiliate” has the meaning given to such term under the Securities Act (Ontario);

“Agency Fee” has the meaning given to that term in the fourth paragraph of this Agreement;

“Agents” has the meaning given to that term in the first paragraph of this Agreement;

“Agreement” means the agreement resulting from the appointment by the Corporation of the Agents and the Agents’ acceptance hereunder, and the terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof, as the same may be amended, restated, supplemented or otherwise modified from time to time;

“Authorization” means any certificate, consent, order, permit, approval, consent, waiver, licence, qualification, registration or similar authorization of any Governmental Body having jurisdiction over a person or property;

“Base Prospectus” has the meaning given to that term in the second paragraph of this Agreement;

“Beneficiaries” has the meaning given to that term in Section 12(f);

“Business” means the business carried on by the Corporate Entities taken as a whole on a consolidated basis;

“business day” means a day, other than a Saturday, Sunday or a day on which chartered banks are not open for business in Toronto, Ontario;

“Claim” has the meaning given to that term in Section 12(a);

“Closing Date” means May 26, 2020;

“Contract” means any agreement, indenture, mortgage, charge, contract, lease, offer to lease, agreement to lease, deed of trust, licence, option, warrant, note agreement, loan agreement, instrument, collective agreement, or other binding commitment or understanding, whether written or oral;

“Corporate Entities” means the Corporation and the Principal Subsidiaries;

“Corporation” has the meaning given to that term in the first paragraph of this Agreement and includes any successors or assigns;

“DBRS” has the meaning given to that term in Section 4(f);

“Debenture Marketing Materials” means the following written documents that constitute the Template Version of Marketing Materials that are required to be filed with the Securities Commissions in accordance with the Shelf Procedures: (i) CI Financial Corp. Indicative Term Sheet dated May 21, 2020, (ii) CI Financial Corp. Final Term Sheet dated May 21, 2020 and (iii) the investor presentation entitled “CI Financial” dated May 21, 2020;

“Debentures” has the meaning given to that term in the first paragraph of this Agreement;

“Decision Document” means a receipt for the Base Prospectus issued by or on behalf of the Securities Commissions in accordance with the Passport System;

“distribution” means “distribution” or “distribution to the public”, as the case may be, for the purposes of applicable Securities Laws;

“Documents Incorporated by Reference” means the documents incorporated by reference in the Prospectus;

“Financial Data” has the meaning given to that term in Section 4(c)(iv)(A);

“Financial Information” means the following information set forth in the Prospectus or the Documents Incorporated by Reference (and corresponding information in other Offering Documents):

(i)	the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2019, together with the notes thereto and the auditors’ report thereon;

(ii)	the management’s discussion and analysis of operating results and financial position of the Corporation for the year ended December 31, 2019;

(iii)	the unaudited condensed consolidated financial statements of the Corporation for the three months ended March 31, 2020, together with the notes thereto;

(iv)	the management’s discussion and analysis of operating results and financial position of the Corporation for the three months ended March 31, 2020; and

(v)	the sections “Earnings Coverage Ratios” and “Consolidated Capitalization” appearing in the Prospectus;

“Governmental Body” means any:

(i)	multinational, federal, provincial, municipal, local or other governmental or public department, regulatory authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign;

(ii)	subdivision or authority of any of the foregoing; or

(iii)	quasi-governmental, or self-regulatory organization;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, which were adopted by the Canadian Accounting Board as Canadian generally accepted accounting principles applicable to publicly accountable enterprises;

“Indemnified Parties” has the meaning given to that term in Section 12(a);

“Indemnifying Party” has the meaning given to that term in Section 12(a);

“Laws” means any and all applicable laws, including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, or policies or guidelines of (or issued by) Governmental Bodies, or Authorizations binding on or affecting the person referred to in the context in which the word is used;

“Lead Agents” has the meaning given to the term in the first paragraph of this Agreement;

“Marketing Materials” has the meaning given to that term in NI 41-101;

“Material Adverse Change” means a material adverse change (whether actual, anticipated, contemplated, proposed, or threatened), financial or otherwise, in the operating, financial or physical condition of the Business, or capital of the Corporate Entities, taken as a whole on a consolidated basis, in each case from that in effect at the time of filing the Prospectus;

“material change”, “material fact” and “misrepresentation” have the respective meanings given to them under applicable Securities Laws of the Qualifying Jurisdictions;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” has the meaning given to that term in the second paragraph of this Agreement;

“NI 44-102” has the meaning given to that term in the second paragraph of this Agreement;

“NP 11-202” has the meaning given to that term in the second paragraph of this Agreement;

“Offering” means the offering of the Debentures under the Prospectus;

“Offering Documents” means, collectively, the Prospectus and any Supplementary Material;

“Passport System” means the prospectus review procedures provided for under NP 11-202;

“person” means and includes any individual, general partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), joint stock company, association, trust, trust company, bank, pension fund, trustee, executor, administrator or other legal personal representative, Governmental Body or other organization or entity, whether or not a legal entity, however designated or constituted;

“Principal Subsidiaries” means, collectively, CI Investments Inc. and Assante Wealth Management (Canada) Ltd., and “Principal Subsidiary” means any one of them;

“Prospectus” means, collectively, the Base Prospectus and the Prospectus Supplement, including the Documents Incorporated by Reference;

“Prospectus Supplement” means the prospectus supplement dated May 21, 2020 relating to the issuance of the Debentures;

“Qualifying Jurisdictions” has the meaning given to that term in the third paragraph of this Agreement;

“Reviewing Authority” has the meaning given to that term in the second paragraph of this Agreement;

“S&P” has the meaning given to that term in Section 4(f);

“Securities Commissions” means, collectively, the securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

“Securities Laws” means, collectively, the securities Laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities Laws together with all published policy statements, instruments, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement and the Prospectus, together with the policy statements of the Canadian Securities Administrators;

“Selling Group” has the meaning given to that term in Section 3(a);

“Series Supplement” means the supplement to the Trust Indenture creating the Debentures;

“Shelf Procedures” has the meaning given to that term in the second paragraph of this Agreement;

“Supplementary Material” means, collectively, any amendment or supplement to the Prospectus;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

“Template Version” has the meaning given to that term in NI 41-101;

“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date, or any other time on the Closing Date as may be agreed to by the Corporation and the Agents;

“Trustee” means Computershare Trust Company of Canada, a corporation duly registered to carry on the business of a trust corporation in each of the provinces and territories of Canada; and

“Trust Indenture” means the trust indenture to be dated on or about the Closing Date, as supplemented from time to time, between the Corporation and the Trustee pursuant to which the Debentures are to be issued.

(b)      All dollar amounts in this Agreement are expressed in Canadian currency.

(c)      The division of this Agreement into Sections and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation hereof. Except as expressly provided herein, references to a Section or Schedule are references to a Section of or Schedule to this Agreement.

(d)      Words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders. The term “including” means “including without limitation”.

2.                      Filing of Prospectus Supplement

(a)      The Corporation shall as soon as possible and in any event not later than 11:00 p.m. (Toronto time) on May 21, 2020 comply with the Shelf Procedures to prepare and file the Prospectus Supplement with the Securities Commissions in each of the Qualifying Jurisdictions.

(b)      Until the distribution of the Debentures has been completed, the Corporation will promptly take, or cause to be taken, all additional steps and proceedings that are in its power to take or cause to be taken and which may from time to time be required under the Securities Laws to continue to qualify the distribution of the Debentures in the Qualifying Jurisdictions or, if the Debentures have, for any reason, ceased to so qualify, to again qualify the Debentures, as applicable, for distribution in each of the Qualifying Jurisdictions.

(c)      Prior to the filing of the Prospectus Supplement and any Supplementary Material, the Corporation shall have permitted the Agents to review each of the Prospectus Supplement and such Supplementary Material and shall have allowed the Agents to conduct any due diligence investigations which each of them reasonably requires in order to fulfil its obligations as an agent under Securities Laws and in order to enable it to responsibly execute the certificate in the Prospectus Supplement and such Supplementary Material required to be executed by it where applicable. Following the filing of the Prospectus Supplement and prior to the completion of the distribution of the Debentures, the Corporation shall allow each of the Agents to conduct any due diligence investigations which any of them reasonably requires to confirm as at any date that it continues to have reasonable grounds for the belief that the Prospectus does not contain a misrepresentation as at such date.

3.                      Distribution and Certain Obligations of Agents

(a)      During the course of the distribution of the Debentures to the public by or through the Agents, the Agents will solicit offers for the Debentures from the public only in those jurisdictions where they may be lawfully offered for sale or sold. The Agents will comply with applicable Securities Laws in connection with the distribution of the Debentures. The Agents will not, directly or indirectly, solicit offers to purchase the Debentures or deliver any Offering Document in any jurisdiction other than the Qualifying Jurisdictions. Each Agent will cause similar undertakings to be contained in any agreements entered into among the members of the banking, selling or other groups formed for the distribution of the Debentures (collectively, the “Selling Group”), if any, and will cause each member of such Selling Group to comply with applicable Securities Laws.

(b)      The Agents will complete and will use their reasonable best efforts to cause members of their Selling Group, if any, to complete the distribution of the Debentures as soon as practicable after the Time of Closing. The Agents will notify the Corporation as soon as practicable and in any event within 10 days following the date when, in the Agents’ opinion, the Agents and the members of their Selling Group, if any, have ceased the distribution of the Debentures and will provide the Corporation with a written breakdown of the number of Debentures distributed in each of the Qualifying Jurisdictions where that breakdown is required by the relevant Securities Commission for the purpose of calculating fees payable to that Securities Commission.

(c)      For the purposes of this Section 3, the Agents will be entitled to assume that the Debentures are qualified for distribution in each Qualifying Jurisdiction in respect of which the Decision Document has been obtained unless the Agents receive written notice to the contrary from the Corporation.

(d)      Each of the Agents hereby severally represents, warrants and covenants and will require each member of the Selling Group to represent, warrant and covenant to the Agents that: (a) other than the Prospectus and the Debenture Marketing Materials (modified as permitted by sections 9A.3(2) and 9A.3(3) of NI 44-102), it has not provided, and will not without the prior written approval of the Corporation and the Lead Agents, on behalf of the Agents, provide, any information in respect of the Debentures to any potential investors including, without limitation: (i) Marketing Materials in respect of the Debentures; and (ii) a standard term sheet in respect of the Debentures; and (b) it will provide a copy of the Base Prospectus and any Supplementary Material that has been filed with any Marketing Materials (including the Debenture Marketing Materials) that are provided to a potential investor.

(e)          Each of the Agents hereby severally represents and warrants that the Corporation is not a “related issuer” or “connected issuer” of it; except that each of National Bank Financial Inc., CIBC World Markets Inc. and TD Securities Inc. is the subsidiary of a Canadian chartered bank or other financial institution that is a lender to the Corporation. For the purposes of this Section 3(e), “related issuer” and “connected issuer” have the meanings ascribed thereto in National Instrument 33-105 – Underwriting Conflicts.

(f)           No Agent will be liable to the Corporation under this Section 3 with respect to a default by any of the other Agents.

4.                             Delivery of Prospectus and Related Matters

(a)          The Corporation shall deliver promptly to the Agents copies of the Prospectus Supplement and the Base Prospectus in the English and French languages, signed and certified as required by Securities Laws. The Corporation shall prepare and deliver promptly to the Agents copies of all Supplementary Material in the English and French languages, as applicable, signed and certified as required under Securities Laws and accompanied by documents corresponding to those referred to in Section 4(c).

(b)          Each delivery of an Offering Document by the Corporation to the Agents shall constitute the consent of the Corporation to the use by the Agents and the members of their Selling Group, if any, of such Offering Document in connection with the Offering of the Debentures and shall constitute the representation and warranty of the Corporation to the Agents that, at the respective times of such delivery:

(i)	all information and statements (except information and statements relating solely to the Agents and provided by the Agents in writing expressly for inclusion therein) contained therein:

(A)	are true and correct in all material respects and contain no misrepresentation; and

(B)	constitute full, true and plain disclosure of all material facts relating to the Debentures and to the Corporate Entities considered as a whole;

(ii)	such document does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made; and

(iii)	such document complies in all material respects with Securities Laws at the time filed.

(c)             Prior to or concurrently with the filing of the Prospectus Supplement, the Corporation shall deliver to the Agents, without charge:

(i)	a copy of any other document required to be filed by the Corporation under the Securities Laws in connection with the Offering;

(ii)	a translation opinion from Québec counsel to the Corporation dated the date of this Agreement, in form and substance satisfactory to the Agents, addressed to the Agents, the Corporation and their respective counsel, to the effect that except for the Financial Information contained in the English language version of the Prospectus (as to which no opinion need be expressed by Québec counsel), the French language version of the Prospectus is in all material respects a complete and proper translation of the English language version thereof;

(iii)	an opinion from the auditors of the Corporation, dated the date of this Agreement, in form and substance satisfactory to the Agents, addressed to the Agents, the Corporation and their respective counsel, to the effect that the Financial Information contained in the French language version of the Prospectus includes the same information and in all material respects carries the same meaning as the English language version of the Financial Information; and

(iv)	a “long-form” comfort letter of the auditors of the Corporation dated the date of this Agreement, in form and substance satisfactory to the Agents and their counsel and addressed to the Agents, based on a review completed not more than two business days prior to the date of the letter, verifying certain financial and accounting information relating to the Corporation in the Prospectus, including all Documents Incorporated by Reference, and any Supplementary Material, including:

(A)	relating to the verification of the financial information and statistical and accounting data (other than industry data derived from industry sources) (collectively, the “Financial Data”) contained in the “circle up” of the Prospectus, the Documents Incorporated by Reference and any Supplementary Material and matters involving changes or developments since the respective dates as of which such Financial Data is given in the Prospectus, the Documents Incorporated by Reference or the Supplementary Material, as the case may be; and

(B)	to the effect that the auditors are independent public accountants as required by Securities Laws, which letter will be in addition to the consent letters addressed by the auditors to the Securities Commissions in the Qualifying Jurisdictions or contained in the Prospectus.

(d)         Opinions, comfort letters and other documents substantially similar to those referred to in Section 4(c) of this Agreement will be delivered to the Agents, the directors of the Corporation and their respective counsel with respect to any Supplementary Material concurrently with the filing of such Supplementary Material with the Securities Commissions.

(e)         During the period commencing on the date hereof and ending on the date of completion of the distribution of the Debentures, the Corporation will promptly provide to the Agents and their counsel drafts of any press releases of the Corporation relating to any of the Corporate Entities, the Offering or the Business, for review and approval by the Agents and their counsel prior to issuance, such approval not to be unreasonably withheld.

(f)          Concurrently with the execution of this Agreement, the Corporation shall have delivered to the Agents provisional confirmation from (i) Standard & Poor’s Ratings Services (“S&P”) of a “BBB” credit rating for the Debentures and a provisional credit rating of “BBB” with a “Stable” outlook for the Corporation, and (ii) DBRS Limited (“DBRS”) of a “BBB(high)” rating Under Review with Negative Implications for the Debentures.

5.                          Material Change

(a)          The Corporation will promptly inform the Agents in writing during the period prior to the completion of the distribution of the Debentures of the full particulars of:

(i)	any Material Adverse Change;

(ii)	any material fact which has arisen or has been discovered that would have been required to have been stated in an Offering Document had that fact arisen or been discovered on or prior to the date of such Offering Document; and

(iii)	any change in any material fact contained in any of the Offering Documents or whether any event or state of facts has occurred after the date of this Agreement, which, in any case, could render any of the Offering Documents untrue or misleading in any material respect or result in a misrepresentation in any of the Offering Documents.

(b)          During the period prior to the completion of the distribution of the Debentures, the Corporation will comply with section 57 of the Securities Act (Ontario) and with the comparable provisions of other Securities Laws, and the Corporation will prepare and file promptly at the request of the Agents any Supplementary Material which, in the opinion of the Agents, may be necessary or advisable, and will otherwise comply with all legal requirements necessary to continue to qualify the Debentures for distribution in each of the Qualifying Jurisdictions.

(c)          In addition to the provisions of Sections 5(a) and 5(b), the Corporation will, in good faith, discuss with the Lead Agents any change, event or fact contemplated in Section 5(a) which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Agents under Section 5(a) and will consult with the Agents with respect to the form and content of any Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission prior to the review and approval of such Supplementary Material by the Agents and their counsel (such approval not to be unreasonably withheld).

(d)         During the period commencing on the date hereof and ending on the date the Agents notify the Corporation of the completion of the distribution of the Debentures, the Corporation will, and will cause each of the Corporate Entities to, promptly inform the Agents of the full particulars of: (i) any request of any Securities Commission for any amendment to the Prospectus or any Supplementary Material or for any additional information in connection with the Offering; and (ii) any notice or other correspondence received by any of them from any Governmental Body commencing or threatening any investigation into any of the Corporate Entities or their businesses.

6.                         Regulatory Approvals

The Corporation will, and will cause each of the Corporate Entities to, make all necessary filings and obtain all necessary regulatory consents and approvals, if any, and the Corporation will pay or cause to be paid by the other Corporate Entities all filing fees required to be paid in connection with the transactions contemplated by this Agreement.

7.                         Representations and Warranties of the Corporation

(a)       The Corporation represents and warrants to the Agents and acknowledges that the Agents are relying upon the following representations and warranties in entering into this Agreement and completing the transactions contemplated hereunder:

(i)	the Corporation is a corporation duly created and validly existing as a corporation under the Business Corporations Act (Ontario) and has all requisite power, capacity and authority to own or lease and to manage its properties and assets and to conduct the Business, all as contemplated in the Prospectus;

(ii)	the Corporation is a reporting issuer in each of the provinces of Canada and is not in default of any requirement under Securities Laws;

(iii)	each Principal Subsidiary is a subsidiary of the Corporation that is material to the operations of the Business and each Principal Subsidiary is an entity duly formed and validly existing under the Laws of the jurisdiction of its formation;

(iv)	all of the equity securities of each of the Corporate Entities outstanding on the date hereof have been duly authorized and validly issued as fully paid and, to the extent applicable, non-assessable;

(v)	the Business has been and is being operated by the Corporate Entities in compliance in all material respects with all Laws and Authorizations and all such Authorizations are valid and existing and in good standing, except where such failure to be valid, existing and/or in good standing would not have a material adverse effect on the Corporate Entities taken as a whole, and none of them contains any term, provision, condition or limitation which has a material adverse effect on the Corporate Entities taken as a whole;

(vi)	each of the Corporate Entities has conducted and is conducting its Business in compliance with the terms and provisions of its constating and organizational documents in all material respects;

(vii)	this Agreement has been, and prior to the Time of Closing the Trust Indenture and the Series Supplement will be, duly authorized, executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and general principles of equity;

(viii)	the issuance of the Debentures by the Corporation to be distributed by the Agents in accordance with the terms of this Agreement has been authorized by all necessary action of the Corporation;

(ix)	no Authorization is required by any of the Corporate Entities for the execution and delivery of and the performance by the Corporation of its obligations under this Agreement, the Trust Indenture or the Series Supplement, as applicable, or the creation, issue, sale and distribution of the Debentures, except as may be required under the Securities Laws which shall have been obtained on or before the Time of Closing;

(x)	none of (i) the execution and delivery of this Agreement, the Trust Indenture, the Series Supplement and any other document or instrument to be executed and delivered by the Corporation pursuant hereto or thereto; (ii) the performance and compliance with the terms of this Agreement, the Trust Indenture and the Series Supplement, and any document or instrument to be executed and delivered by the Corporation pursuant hereto; or (iii) the issue and sale of the Debentures, would result in any breach of, or be in conflict with or constitute a default under or create a state of facts which (whether after notice or lapse of time or both) would constitute, in any material respect, a default under or breach of, and none of the Corporate Entities is in default under or in breach of, (A) the terms, conditions or provisions of their respective constating or organizational documents, or any resolution of their respective trustees, directors, unitholders, partners or shareholders, as applicable; (B) any material Contract to which any of such person is a party or by which its or their respective property or assets are bound (except where such breach or default would not have a material adverse effect on the Corporate Entities, taken as a whole, or the Offering); or (C) any judgment or Law applicable to any of them, including the Securities Laws (except where such breach or default would not have a material adverse effect on the Corporate Entities, taken as a whole, or the Offering);

(xi)	the Corporation has obtained or will, on or prior to the Closing Date, obtain all required third party consents under its Contracts and constating documents in connection with the transactions contemplated by this Agreement and the Prospectus, where the failure to obtain such consent would individually or in the aggregate, result in a material adverse effect on the Corporate Entities, taken as a whole, or the Offering;

(xii)	the Corporation has prepared and filed with the Securities Commissions, in accordance with the Shelf Procedures, the Base Prospectus and has obtained from the Reviewing Authority a Decision Document for the Base Prospectus. The aggregate initial offering amount of all securities issued pursuant to the Base Prospectus does not and, upon completion of the Offering, will not exceed $2,000,000,000, being the maximum allowable amount thereunder. The Corporation is eligible to use the Shelf Procedures;

(xiii)	the consolidated financial statements of the Corporation incorporated by reference in the Prospectus have been prepared in all material respects in accordance with IFRS and the Securities Laws and present fairly and accurately the financial condition and position, results of operations, cash flows and all of the assets and liabilities of the Corporation on a consolidated basis;

(xiv)	other than as disclosed in the Financial Information, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of any of the Corporate Entities with unconsolidated entities or other persons that would or would reasonably be expected to have a material adverse effect on (i) the Corporate Entities, taken as a whole, or (ii) the liquidity, capital, capital resources, or significant components of revenues or expenses of the Corporation;

(xv)	except as disclosed in the Prospectus, none of the Corporate Entities has any contingent liabilities, in excess of the liabilities that are either reflected or reserved against in the Financial Information, which would or would reasonably be expected to have a material adverse effect on (i) the Corporate Entities, taken as a whole, or (ii) the liquidity, capital, capital resources, or significant components of revenues or expenses of the Corporation;

(xvi)	the Corporation maintains a system of internal controls over financial reporting (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

(xvii)	except as disclosed in the Prospectus, there has not occurred any material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition or capital of the Corporate Entities, taken as a whole, since December 31, 2019;

(xviii)	Ernst & Young LLP, who reported on or reviewed the financial statements of the Corporation included in the Prospectus, are independent with respect to the Corporation, as required by applicable Securities Laws;

(xix)	each of the Corporate Entities has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due except to the extent that the failure to do any of the foregoing would not be expected to have a material adverse effect on the Corporate Entities, taken as a whole; and the Corporation has no knowledge of any material tax deficiencies or material interest or penalties accrued or accruing or alleged to be accrued or accruing thereon with respect to itself or any subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not be expected to have a material adverse effect on the Corporate Entities, taken as a whole;

(xx)	the proceeds of the Offering will be used in the manner specified in the Prospectus and for no other purpose;

(xxi)	other than as set forth in the Prospectus, there are no legal or governmental proceedings pending to which any Corporate Entity is a party or of which any property or assets of the Corporate Entities is the subject which, if determined adversely to the Corporate Entities, would have a material adverse effect on the assets, liabilities (contingent or otherwise), business, financial condition or capital of the Corporate Entities taken as a whole and, to the best of the Corporation’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or others;

(xxii)	no acquisitions have been made by the Corporate Entities that are “significant acquisitions” for which the Corporation is required to file a “business acquisition report” (as such terms are defined in National Instrument 51-102 – Continuous Disclosure Obligations) (other than such as have been filed prior to the date hereof) and none of the Corporate Entities is a party to any Contract with respect to any transaction that would constitute a “proposed acquisition”, in each case which would require disclosure in the Prospectus in accordance with NI 44-101;

(xxiii)	there has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the auditors of the Corporation; and

(xxiv)	except as disclosed in the Prospectus and contemplated hereby, there is no person acting or purporting to act at the request of any of the Corporate Entities who is entitled to any brokerage or agency fee in connection with the transactions contemplated by the Prospectus.

8.                            Covenants of the Corporation

(a)          The Corporation covenants and agrees with each of the Agents that the Corporation:

(i)	will advise the Agents promptly after receiving notice that the Prospectus and any Supplementary Material have been filed and receipts have been obtained therefor, if and as applicable, and will provide evidence satisfactory to the Agents of each such filing and the issuance of such receipts;

(ii)	will advise the Agents promptly after receiving notice or obtaining knowledge of:

(A)	the issuance by any Securities Commission of any order suspending or preventing the use of any Offering Document;

(B)	the suspension of the qualification of the Debentures for offering or sale in any of the Qualifying Jurisdictions;

(C)	the institution, threatening or contemplation of any proceeding for any of the purposes described in (A) or (B); or

(D)	any requests made by any Securities Commission to amend or supplement the Prospectus or for additional information,

and it will use its reasonable best efforts to prevent the issuance of any such order or request and, if any such order or request is issued, to obtain the withdrawal of such order or request as promptly as possible; and

(iii)	will use its reasonable best efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Agents may reasonably require from time to time for the purpose of giving effect to this Agreement and the transactions contemplated by the Prospectus and take all such steps as may be reasonably within its or their power to implement to the full extent the provisions of this Agreement and the transactions contemplated by the Prospectus.

9.                         Survival of Representations, Warranties and Covenants

(a)      All of the representations, warranties and covenants of the Corporation contained in this Agreement or in agreements, certificates or other documents referred to in this Agreement or delivered pursuant to this Agreement shall survive the distribution of the Debentures and the termination of this Agreement and such representations, warranties and covenants shall survive in full force and effect for the benefit of the Agents for a period of three years after the Closing Date, regardless of any subsequent disposition of the Debentures or any investigation by or on behalf of the Agents with respect thereto.

(b)      Notwithstanding anything to the contrary in Section 9(a), in the case of any fraud or fraudulent misrepresentation of the Corporation, the representations, warranties and covenants of the Corporation contained in this Agreement or in agreements, certificates or other documents referred to in this Agreement or delivered pursuant to this Agreement shall survive the distribution of the Debentures and the termination of this Agreement and shall remain in full force and effect indefinitely.

10.                       Conditions of Closing

The obligation of the Agents to sell and distribute any of the Debentures will be subject to the following conditions, which are for the exclusive benefit of the Agents, and any of the following conditions may be waived, in whole or in part, by the Agents in their sole discretion pursuant to Section 15:

(a)      The Agents shall have received at the Time of Closing a legal opinion dated the Closing Date in form and substance and subject to qualifications satisfactory to the Agents and their counsel, acting reasonably, addressed to the Agents and their counsel from the Corporation’s counsel with respect to those matters as the Agents may reasonably request relating to the distribution of the Debentures, including without limitation to the effect that:

(i)	the Corporation is a corporation duly incorporated and validly existing under the Laws of the Province of Ontario;

(ii)	the Corporation has all requisite corporate power and authority to carry on the Business conducted by it as described in the Prospectus, to own, lease and operate its property and assets, to sign and file each of the Offering Documents and to carry out the transactions contemplated by the Prospectus;

(iii)	each Principal Subsidiary is an entity duly formed and validly existing under the Laws of the jurisdiction of its formation;

(iv)	each of the Corporate Entities has all requisite corporate power and authority to carry on the Business conducted by it as described in the Prospectus and to own, lease and operate its property and assets;

(v)	all necessary action has been taken by the directors of the Corporation for the Corporation to validly issue and deliver the Debentures;

(vi)	the attributes of the Debentures are consistent in all material respects with their respective descriptions set forth in the Prospectus;

(vii)	all necessary action has been taken by the directors of the Corporation to authorize the execution and delivery by the Corporation of this Agreement, and all necessary action has been taken by the directors of the Corporation to authorize the execution and delivery by the Corporation of the Trust Indenture and the Series Supplement, and the performance of the Corporation’s obligations hereunder and thereunder, and this Agreement, the Trust Indenture, the Series Supplement and the certificates representing the Debentures have been duly executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation, enforceable against it in accordance with their terms subject to customary qualifications;

(viii)	the execution and delivery of this Agreement, the Trust Indenture and the Series Supplement, the fulfillment of the terms hereof and thereof by the Corporation, and the issuance and delivery of the Debentures, do not and will not result in a breach of or a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or a default under, and do not and will not conflict with:

(A)	any of the terms, conditions or provisions of the articles or by-laws of the Corporation; or

(B)	any Laws of the Province of Ontario or the federal Laws of Canada applicable therein that are applicable to the Corporation;

(ix)	the Prospectus in both the English and French languages, and the execution and filing of the Prospectus, in both the English and French languages, with the Securities Commissions have been duly approved and authorized by all necessary action on the part of the Corporation, and the Base Prospectus in both the English and French languages, has been duly executed by or on behalf of the Corporation;

(x)	all Authorizations under applicable Securities Laws have been obtained, all necessary documents have been filed and all other legal requirements have been fulfilled to qualify the issuance, distribution and sale of the Debentures to the public in each of the Qualifying Jurisdictions through dealers registered under the applicable Laws of each of the Qualifying Jurisdictions who have complied with the relevant provisions of such Securities Laws;

(xi)	subject to the qualifications, assumptions, limitations and understandings set out therein, the statements as to matters of the federal Laws of Canada set out in the Prospectus under the heading “Certain Canadian Federal Income Tax Considerations” fairly describe the principal Canadian federal income tax considerations as at the date thereof generally applicable under the Tax Act to a prospective purchaser of Debentures pursuant to the Prospectus;

(xii)	subject to the qualifications, assumptions, limitations and understandings set out in the Prospectus under the heading “Eligibility for Investment”, the Debentures will be qualified as investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts under the Tax Act;

(xiii)	Computershare Trust Company of Canada has been appointed as the trustee with respect to the Debentures under the Trust Indenture and Series Supplement; and

(xiv)	all Laws of the Province of Québec relating to the use of the French language will have been complied with in connection with the Prospectus, and the sale of the Debentures to purchasers in the Province of Québec if such purchasers receive copies of the French language version or French and English language versions of the Prospectus and forms of order and confirmation of sale in the French language only or in the French and English languages, provided that the English language version of the Prospectus and such forms of order and confirmation in the English language may be delivered, without delivery of the French language versions thereof, if expressly requested by the purchaser in writing.

In connection with this opinion, counsel to the Corporation may rely on, or deliver directly, the opinions of local counsel acceptable to the Agents’ counsel, as to form, substance and choice of counsel, acting reasonably, where it deems such reliance proper (or may arrange for the provision of such opinions directly to the Agents and their counsel) and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the auditors of the Corporate Entities, public and stock exchange officials, and, to the extent appropriate in the circumstances, as to matters of fact on certificates of the directors or officers of the Corporation or officers or directors of the Corporate Entities.

(b)     The Corporation shall cause each of its auditors to deliver to the Agents a comfort letter, dated the Closing Date, in form and substance satisfactory to the Agents and their counsel, acting reasonably, addressed to the directors of the Corporation and the Agents, bringing forward to a date not more than one business day prior to the Closing Date, the information contained in the comfort letter referred to in Section 4(c)(iv) of this Agreement.

(c)       The Corporation shall deliver to the Agents, at the Time of Closing, a certificate dated the Closing Date, addressed to the Agents and signed by two senior officers of the Corporation, certifying for and on behalf of the Corporation, and not in their personal capacity, after having made due inquiries, with respect to those matters as the Agents may reasonably request, including to the effect that:

(i)	the Corporation has complied with all of the covenants and satisfied all of the terms and conditions of this Agreement on its part to be complied with and satisfied;

(ii)	subsequent to the respective dates as at which information is given in the Prospectus, there has not been any Material Adverse Change, or any development involving a prospective Material Adverse Change, other than as disclosed in the Offering Documents;

(iii)	the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement and arising by reason of the delivery of the Offering Documents, are true and correct in all material respects with the same force and effect as if made at and as of such time, after giving effect to the transactions contemplated by this Agreement and the Prospectus; and

(iv)	Decision Documents have been obtained in respect of the Base Prospectus and any Supplementary Material, if applicable, and all other necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the Laws of each of the Qualifying Jurisdictions to qualify the issuance and sale of the Debentures to the public in each of the Qualifying Jurisdictions by or through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation and no order, ruling or determination having the effect of restricting or ceasing the trading or suspending the sale of the Debentures has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of those senior officers, are contemplated or threatened by any Securities Commission or other regulatory authority;

and all of those matters will in fact be true and correct as at the Time of Closing.

(d)       All actions required to be taken by or on behalf of the Corporation, including the passing of all requisite resolutions of the directors of the Corporation and all requisite filings with any Governmental Body or Securities Commission shall have occurred at or prior to the Time of Closing so as to (i) validly authorize the execution and filing of the Offering Documents and the performance of the obligations of the Corporation hereunder, and (ii) create and issue the Debentures.

(e)       The Agents shall have received from the Corporation at the Time of Closing a copy of a final rating agency letter from each of (i) S&P, confirming a credit rating of “BBB” for the Debentures, and (ii) DBRS, confirming a rating of “BBB(high)” Under Review with Negative Implications for the Debentures.

(f)       The Corporation shall have complied with all of the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing.

(g)      The Agents shall have received such other certificates, opinions, agreements, materials or documents, in form and substance satisfactory to the Agents and their counsel, as the Agents or their counsel may reasonably request.

11.                       Closing

The sale of the Debentures shall be completed at the Time of Closing at the offices of the Corporation’s counsel or at such other place as the Agents and the Corporation may agree upon. At the Time of Closing, the Corporation shall deliver to the Agents evidence of the Debentures issued in book-entry form as certificated Debentures represented by a global certificate, against evidence of payment by the Agents to the Corporation of the aggregate purchase price for the Debentures by wire transfer (to a bank account designated by the Corporation to the Agents at least two business days prior to the Time of Closing) or by other means acceptable to the Corporation, together with a receipt signed by the Agents for such Debentures. The Corporation shall at the Time of Closing pay to the Agents the Agency Fee by wire transfer, or by other means acceptable to the Agents, against the delivery of a receipt for the Agency Fee signed by the Lead Agents.

12.                       Indemnification

(a)      The Corporation (the “Indemnifying Party”) will indemnify and save harmless each of the Agents and their respective affiliates and their respective trustees, directors, officers and employees (collectively, the “Indemnified Parties”) from and against all losses (other than losses of profit in connection with the distribution of the Debentures contemplated under this Agreement), claims, actions, damages or liabilities of whatsoever nature or kind, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims and the reasonable fees of their counsel in connection with any action, suit, proceeding or claim that may be made against any Indemnified Party (collectively, a “Claim”) which is caused by or arises, directly or indirectly, by reason of:

(i)	any breach of or default under any representation, warranty, covenant or agreement of the Corporation in this Agreement or any other document to be delivered in connection with, or referred to in, this Agreement, or the failure of the Corporation to comply with any of its obligations under this Agreement or under those other documents;

(ii)	the Corporation not complying with any requirement of any Securities Laws relating to the Offering;

(iii)	any information or statement contained in any of the Offering Documents (except any information or statement relating solely to the Agents and furnished by them specifically for use in such documents) being or being alleged to be an untrue statement, omission or misrepresentation; or

(iv)	any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or any other Governmental Body, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation contained in any of the Offering Documents (except an untrue statement, omission or misrepresentation relating solely to the Agents and furnished by them specifically for use in such documents) preventing or restricting the trading in or the sale or distribution of the Debentures;

and will reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of the Indemnified Parties may pay or incur in connection with investigating or disputing any Claim or action related thereto, provided that this indemnity shall cease to apply to an Indemnified Party if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that the Indemnified Party has been grossly negligent or dishonest or has committed any fraudulent act, and the Claim for which indemnification is claimed was directly caused by such gross negligence, dishonesty or fraud. In such event, such Indemnified Party shall reimburse any funds advanced by the Corporation to the Indemnified Party pursuant to the indemnification contained in this Section 12 in respect of such Claim and thereafter this indemnity shall cease to apply to such Indemnified Party in respect of such Claim. For greater certainty, the Corporation and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute or be deemed to constitute “gross negligence”, “dishonesty” or “fraud” for purposes of this Section 12 or otherwise disentitle the Agents from indemnification hereunder. This indemnity will be in addition to any liability which the Corporation may otherwise have.

(b)         The Indemnifying Party also agrees that no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Indemnifying Party or any person asserting Claims on the Indemnifying Party’s behalf or in connection with this Agreement, except to the extent that any Claims incurred by the Indemnifying Party are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have primarily resulted from the gross negligence, fraud or dishonesty of such Indemnified Party.

(c)         The Indemnifying Party hereby waives any rights it may have of first requiring the Indemnified Party to proceed against or enforce any right, power, remedy or security or claim for payment from any other person before making a Claim against an Indemnifying Party under this Section 12.

(d)        If any Claim contemplated by this Section 12 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 12 comes to the knowledge of any of the Indemnified Parties, the applicable Indemnified Party will promptly thereafter notify in writing the Indemnifying Party of the nature of the Claim (provided that any failure to so notify in respect of any potential or actual Claim will not affect the liability of the Indemnifying Party under this Section 12). The Indemnifying Party will, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence will be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Party, acting reasonably, and no admission of liability will be made by the Indemnifying Party or the Indemnified Party without, in each case, the prior written consent of all of the Indemnified Parties and Indemnifying Party affected, which consent will not be unreasonably withheld. An Indemnified Party will have the right to employ separate counsel in any such suit and to participate in its defence but the fees and expenses of that counsel will be at the expense of the Indemnified Party unless:

(i)	the Indemnifying Party fails to assume the defence of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

(ii)	the employment of that counsel has been authorized by the Indemnifying Party; or

(iii)	the named parties to the suit (including any added or third parties) include the Indemnified Party and the Indemnifying Party and such Indemnified Party has been advised in writing by counsel that there are legal defences available to the Indemnified Party that are different or in addition to those available to the Indemnifying Party or that representation of the Indemnified Party by counsel for the Indemnifying Party is inappropriate as a result of their potential or actual conflicting interests;

(in the cases of each of Sections 12(d)(i), (ii) or (iii), the Indemnifying Party will not have the right to assume the defence of the suit on behalf of the Indemnified Party, but in the case of a Claim under Section 12(a), will be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction). Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld.

It is understood that the Indemnifying Party shall, in connection with any one action, suit or proceeding or separate but substantially similar or related actions, suits or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate law firm (in addition to any local counsel) at any time for all such Indemnified Parties not having actual or potential differing interests.

(e)         The Indemnifying Party agrees to reimburse the Agents for the time spent by the Agents’ personnel in connection with any Claim at their normal per diem rates. The Indemnifying Party also agrees that if any Claim will be brought against, or an investigation commenced in respect of the Indemnifying Party or the Indemnifying Party and the Agents and personnel of the Agents will be required to testify, participate or respond in respect of or in connection with this Agreement, the Agents will have the right to employ their own counsel in connection therewith and the Indemnifying Party will reimburse the Agents for the time spent by their personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of the Agents’ counsel. Such costs shall be reimbursable by the Indemnifying Party as they occur. The Agents will provide copies of all documentation relevant to such Claim or investigation to the Indemnifying Party, keep the Indemnifying Party advised of the progress thereof and discuss with the Indemnifying Party all significant actions proposed with respect thereto.

(f)         The Indemnifying Party hereby acknowledges and agrees that, with respect to this Section 12 and Section 13 of this Agreement, the Agents are contracting on their own behalf and as agents for the other Indemnified Parties not party to this Agreement (collectively, the “Beneficiaries”). In this regard, each of the Agents will act as trustee for the Beneficiaries of the covenants of the Indemnifying Party under this Section 12 and Section 13 of this Agreement and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

(g)        The Indemnifying Party hereby constitutes the Lead Agents as trustees, for each of the other Indemnified Parties as appropriate of the Indemnifying Party’s covenants under this indemnity with respect to those persons and the Lead Agents agree to accept that trust and to hold and enforce those covenants on behalf of those persons.

13.                       Contribution

(a)         In order to provide for just and equitable contribution in circumstances in which an indemnity provided in Section 12 would otherwise be available in accordance with its terms but is, for any reason (other than the reasons specified in Section 12(a)), held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Agents and the Indemnifying Party shall contribute to the aggregate of all Claims of the nature contemplated in Section 12 and suffered or incurred by the respective Indemnified Parties in such proportions as is appropriate to reflect not only the relative benefits received by the Indemnifying Party and the relevant Agents but also the relative fault of the Indemnifying Party and the relevant Agents, as well as any equitable considerations; provided, however, that:

(i)	the Agents shall not in any event be liable to contribute, in the aggregate, any amount in excess of the aggregate fee or any portion thereof actually received in connection with the sale of the Debentures; and

(ii)	no person who has been negligent or dishonest or engaged in any fraudulent act will be entitled to claim contribution from any person who has not been negligent or dishonest or engaged in any fraudulent act.

(b)        For greater certainty, the Indemnifying Party will not have any obligation to contribute pursuant to this Section 13 in respect of any Claim except to the extent the indemnity given by it in Section 12 of this Agreement would have been applicable to that Claim in accordance with its terms if that indemnity had been found to be enforceable and available to the Indemnified Parties.

(c)        The rights to indemnification and contribution provided in Section 12 and this Section 13, respectively, will be in addition to and not in derogation of any other rights to indemnification or contribution which the Indemnified Parties may have by statute or otherwise at Law, provided that Sections 12, 13(a) and 13(b) will apply, mutatis mutandis, in respect of that other right, and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnifying Party and the Indemnified Parties.

14.                       Expenses

Whether or not the distribution of the Debentures is completed, all expenses of or incidental to the transactions contemplated by this Agreement, including the creation, issuance and delivery of the Debentures shall be borne by the Corporation, including without limitation:

(a)            all expenses payable in connection with the qualification for distribution of the Debentures under applicable Securities Laws;

(b)           the reasonable fees and expenses of the Corporation’s counsel to the Corporate Entities and all local counsel to the Corporation;

(c)           all costs incurred in connection with the preparation, translation, filing and printing of the Offering Documents;

(d)           all fees and expenses of the Trustee and any agent of the Trustee in connection with the Trust Indenture, the Series Supplement, and the Debentures;

(e)            all fees charged by securities rating services for rating the Debentures;

(f)            the reasonable fees and disbursements of the Agents’ counsel; and

(g)           all other expenses of the Agents incurred in connection with the Offering, including the reasonable out-of-pocket expenses of the Agents;

including Canadian federal goods and services tax and provincial sales tax exigible in respect of any of the foregoing.

15.                       All Terms to be Conditions

All representations, warranties, covenants and other terms of this Agreement shall be and shall be deemed to be conditions, and any breach or failure to comply with any of them will entitle the Agents (or any of them) to terminate their (or its) obligation(s) to solicit offers to purchase and distribute the Debentures, by written notice to that effect given to the Corporation at or prior to the Time of Closing. It is understood that the Agents may waive, in whole or in part, or extend the time for compliance with, any of those terms and conditions without prejudice to the rights of the Agents in respect of any of those terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agents any such waiver or extension must be in writing.

16.                       Apportionment of Agency Fee

The Agents and the Corporation agree that the Agency Fee will be apportioned as follows: (i) a “step-up fee” equal to 10% of the Agency Fee shall be paid and allocated to the Lead Agents with 60% allocated to National Bank Financial Inc. and 40% allocated to CIBC World Markets Inc.; and (ii) the remainder of the Agency Fee shall paid and allocated to the Agents as follows:

Agent	Fee
National Bank Financial Inc.	25%
CIBC World Markets Inc.	25%
TD Securities Inc.	11%
BMO Nesbitt Burns Inc.	11%
Scotia Capital Inc.	11%
Casgrain & Company Limited	7%
INFOR Financial Inc.	5%
Manulife Securities Incorporated	5%

17.                        Termination by Agents in Certain Events

(a)         In addition to any other remedies which may be available to the Agents, any Agent shall be entitled, at such Agent’s option, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation and the Lead Agents at or prior to the Time of Closing, if:

(i)	any inquiry, investigation or other proceeding is commenced, announced or threatened or any order or ruling is issued under or pursuant to any relevant statute or by any stock exchange or other regulatory authority (unless based upon the activities or alleged activities of the Agents or their agents), or there is any change of Law, or the interpretation or administration thereof, which, in the reasonable opinion of such Agent, operates or could operate to prevent, suspend, hinder, delay, restrict or otherwise materially adversely affect the distribution of or the trading in the Debentures;

(ii)	there shall occur or be discovered any change as is contemplated by Section 5(a) which, in the reasonable opinion of such Agent, would be expected to have a significant adverse effect on the market price or value of the Debentures;

(iii)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any outbreak or escalation of national or international hostilities or any crisis or calamity or act of terrorism or similar event or any governmental action, Law, inquiry or other occurrence of any nature (including the novel coronavirus (COVID-19) pandemic to the extent there are material adverse developments relating thereto after the date hereof or similar events or the escalation thereof), which, in the reasonable opinion of such Agent, materially adversely affects, or involves, or may materially adversely affect, or involve, the financial markets in Canada or the business, operations or affairs of the Corporate Entities taken as a whole or a cease trading order is made or threatened respecting the Corporation by any Securities Commission or other competent regulatory authority;

(iv)	there is announced any changes or proposed change in the income tax Laws of Canada or the interpretation or administration thereof and such change would, in the reasonable opinion of such Agent, be expected to have a significant adverse effect on the market price or value of the Debentures; or

(v)	there occurs a downgrading in the rating applicable to the Debentures by either DBRS (from “BBB(high)” Under Review with Negative Implications) or S&P (from “BBB”), or S&P places any of the debt securities of the Corporation on credit watch or publicly announces that it has under surveillance or review, with possible negative implications, its rating of any of the Corporation’s debt securities.

(b)        If an Agent terminates its obligations pursuant to Section 17(a), there shall be no further liability on the part of that Agent or on the part of the Corporation to that Agent, except in respect of any liability which may have arisen or may later arise under Sections 12, 13 and 14 of this Agreement.

(c)        The right of the Agents or any of them to terminate their respective obligations under this Agreement is in addition to all other remedies that they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Agent under this Section 17 shall not be binding upon the other Agents.

18.                       Notice

Any notice or other communication required or permitted to be given under this Agreement will be in writing and will be delivered to, in the case of: (i) the Corporation, to 2 Queen Street East, 20th Floor, Toronto, ON, M5C 3G7, Attention: Chief Legal Officer (Email: legal@ci.com), with a copy to Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Commerce Court West, Toronto, ON, M5L 1A9, Attention: John Wilkin (Email: john.wilkin@blakes.com); (ii) National Bank Financial Inc., to The Exchange Tower, 130 King Street West, 4th Floor Podium, Toronto, ON, M5X 1J9, Attention: John Carrique, (Email: john.carrique@nbc.ca); (iii) CIBC World Markets Inc., to 161 Bay Street, Brookfield Place, 5th Floor, Toronto ON, M5J 2S8, Attention: Amber Choudhry, (Email: Amber.Choudhry@cibc.com); (iv) TD Securities Inc., to Ernst & Young Tower, 222 Bay Street, 7th Floor, Toronto, ON, M5K 1A2, Attention: Greg McDonald, (Email: Brian.Pong@tdsecurities.com); (v) BMO Nesbitt Burns Inc., to 100 King Street West, 1 First Canadian Place, 3rd Floor, Toronto, ON, M5X 1H3, Attention: Michael Cleary and Kris Somers, (Email: Michael.Cleary@bmo.com and Kris.Somers@bmo.com); (vi) Scotia Capital Inc., to 40 King Street West, 68th Floor, Toronto, ON, M5H 1H1, Attention: Michal Cegielski, (Email: Michal.Cegielski@scotiabank.com); (vii) Casgrain & Company Limited, to 1200 McGill College Avenue, 21st Floor, Montreal, QC, H3B 4G7, Attention: Roger Casgrain, (Email: rcasgrain@casgrain.ca); (viii) INFOR Financial Inc., to 200 Bay Street, Suite 2350, Toronto, ON, M5J 2J2, Attention: Neil Selfe, (Email: nselfe@inforfg.com; and (ix) Manulife Securities Incorporated, 1920 – 1095 West Pender Street, Vancouver, BC, V6E 2M6, Attention: William Porter, (Email: bill_porter@manulife.ca). In the case of a notice delivered to any Agent pursuant to the foregoing, a copy of such notice shall be sent to Torys LLP, 79 Wellington Street West, Suite 3000, Toronto, ON, M5K 1N2, Attention: Glen Johnson (Email: grjohnson@torys.com). The parties may change their respective addresses for notices by notice given in the manner set out above. Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by email and will be deemed to have been given when (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered, and (ii) in the case of a notice delivered or given by email, on the day on which it is sent.

19.                       No Fiduciary Duty

The Corporation hereby acknowledges that (i) the distribution and sale of the Debentures pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the Agents and any affiliate through which it may be acting, on the other, (ii) each of the Agents is not acting as fiduciary of the Corporation, and (iii) the Corporation’s engagement of each of the Agents in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Agents has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Agents owe a fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

20.                       Miscellaneous

(a)           Except with respect to Sections 12, 13, 15 and 17 of this Agreement, all transactions and notices on behalf of the Agents under this Agreement or contemplated by this Agreement may be carried out or given on behalf of the Agents by the Lead Agents, as contemplated herein, which shall in good faith discuss with the other Agents the nature of any of the transactions and notices prior to giving effect to them or the delivery of them, as the case may be. The obligations of the Agents under this Agreement shall be several and not joint.

(b)           This Agreement will be governed by and interpreted in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. For the purpose of all legal proceedings, this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. Each of the parties hereto hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

(c)           In this Agreement, time is of the essence and, following any waiver or indulgence by any party, time will again be of the essence in this Agreement.

(d)           Each of the parties to this Agreement will be entitled to rely on delivery of a fax copy or a scanned copy of this Agreement delivered by e-mail and acceptance by each party of any such facsimile or scanned copy will be legally effective to create a valid and binding agreement between the parties to this Agreement in accordance with the terms of this Agreement.

(e)            This Agreement may be executed in any number of counterparts, each of which when so executed will be deemed to be an original and all of which, when taken together, will constitute one and the same Agreement.

(f)            To the extent permitted by applicable Law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

(g)           This Agreement and the other documents referred to in this Agreement constitute the entire agreement among the parties hereto relating to the subject matter of this Agreement and supersede all prior agreements between those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement.

(h)           This Agreement will not be assignable by any party without the written consent of the others and any purported assignment of this Agreement without that consent will be invalid and of no force and effect.

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If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

By:	/s/ John Carrique
	Name:	John Carrique
	Title:	Managing Director

CIBC WORLD MARKETS INC.

By:
Name:
Title:

TD SECURITIES INC.

By:
Name:
Title:

BMO NESBITT BURNS INC.

By:
Name:
Title:

If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

By:
Name:
Title:

CIBC WORLD MARKETS INC.

By:	/s/ Amber Choudhry
	Name	Amber Choudhry
	Title	Managing Director

TD SECURITIES INC.

By:
Name:
Title:

BMO NESBITT BURNS INC.

By:
Name:
Title:

If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

By:
Name:
Title:

CIBC WORLD MARKETS INC.

By:
Name:
Title:

TD SECURITIES INC.

By:	/s/ Greg McDonald
	Name:	Greg McDonald
	Title:	Director

BMO NESBITT BURNS INC.

By:
Name:
Title:

If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

By:
Name:
Title:

CIBC WORLD MARKETS INC.

By:
Name
Title

TD SECURITIES INC.

By:
Name:
Title:

BMO NESBITT BURNS INC.

By:	/s/ Kris Somers
	Name:	Kris Somers
	Title:	Director

SCOTIA CAPITAL INC.

By:	/s/ Michal Cegielski
	Name:	Michal Cegielski
	Title:	Managing Director

CASGRAIN & COMPANY LIMITED

By:
Name:
Title:

INFOR FINANCIAL INC.

By:
Name:
Title:

MANULIFE SECURITIES INCORPORATED

By:
Name:
Title:

SCOTIA CAPITAL INC.

By:
Name:
Title:

CASGRAIN & COMPANY LIMITED

By:	/s/ Roger Casgrain
	Name:	Roger Casgrain
	Title:	Executive Vice-President

INFOR FINANCIAL GROUP INC.

By:
Name:
Title:

MANULIFE SECURITIES INCORPORATED

By:
Name:
Title:

SCOTIA CAPITAL INC.

By:
Name:
Title:

CASGRAIN & COMPANY LIMITED

By:
Name:
Title:

INFOR FINANCIAL INC.

By:	/s/ Neil Selfe
	Name:	Neil Selfe
	Title:	Managing Principal

MANULIFE SECURITIES INCORPORATED

By:
Name:
Title:

SCOTIA CAPITAL INC.

By:	/s/ Michal Cegielski
	Name:	Michal Cegielski
	Title:	MANAGING DIRECTOR

CASGRAIN & COMPANY LIMITED

By:
Name:
Title:

INFOR FINANCIAL INC.

By:
Name:
Title:

MANULIFE SECURITIES INCORPORATED

By:	/s/ William Porter
	Name:	William Porter
	Title:	Vice President, Capital Markets Group

Accepted and agreed to by the undersigned as of the date of this Agreement first written above.

CI FINANCIAL CORP.

By:	/s/ Kurt MacAlpine
	Name:	Kurt MacAlpine
	Title:	Chief Executive Officer

Signature Page – Agency Agreement